Filed by Wellpoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.:    1-14177

Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002.

This filing may be deemed to be solicitation material in respect of the proposed merger of Cobalt Corporation by WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Cobalt Corporation are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to the shareholders of Cobalt. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's website (www.sec.gov) and from Cobalt Corporation's and WellPoint's respective corporate secretaries. Cobalt Corporation and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

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On June 4, 2003, David C. Colby, Executive Vice President & Chief Financial Officer of WellPoint Health Networks Inc., made a presentation at the Sanford C. Bernstein, 19th Annual Strategic Decisions Conference. The slides referenced in this presentation were previously filed on June 4, 2003. The following is a transcript of that presentation.

MS. WILSON:    Why don't we go ahead and get started. Good morning, I'm Ellen Wilson, Bernstein's HMO and hospital analyst. This morning it's my pleasure to have with us David Colby, executive vice president and CFO of WellPoint. Dave joined WellPoint in 1997, after having served as CFO of American Medical Response and CFO of Columbia HCA. Also joining us this morning is Angie McCabe, WellPoint's director of investor relations. Dave has been instrumental in taking WellPoint from a California-based Blue plan to a diversified national managed care company, largely accomplished via Blue Cross-Blue Shield acquisitions. He successfully orchestrated the acquisitions of Cerulean, or Blue Cross-Blue Shield of Georgia, of RightChoice, or Blue Cross-Blue Shield of Missouri, and today WellPoint announced the acquisition of Cobalt, or Blue Cross-Blue Shield of Wisconsin. Impressively, WellPoint has consistently maintained EPS growth in excess of 15 percent throughout this period. Going forward the key question is to what extent will WellPoint need to rely on additional acquisitions to maintain its 15 percent sustainable EPS growth expectation versus how much of that can be accomplished organically. For expert insight on this, I will hand it over to Dave. But very quickly, before I do, I wanted to note that there are index cards on your chairs. We typically handle the Q & A from you writing down your questions on the index cards. Someone will come around and pick them up. And I will ask the question off of those cards at the end. So without further delay, I will hand it over to Dave Colby. Thanks so much for joining us.

MR. COLBY:    Good morning, and thank you all for coming to listen to WellPoint. I give Leonard Schaeffer's regrets. He was supposed to be here to give the presentation, but given our announcement of the merger with Cobalt Corporation last night, I think Leonard needs to be in Milwaukee to meet with people there. So you get me instead. When I start this, I do want to read, according to our lawyers, the safe harbor. It says that this presentation does contain some non-GAAP financial measures as defined in the rules of the Securities and Exchange Commission. As required by the rules, a reconciliation of those measures to the most directly comparable GAAP measures is available on our website, which can be found at www.WellPoint.com.

        That being said, what I want to do is talk about our business, you know, process, and that is the one that you have seen. I mean, the way we run our businesses, we develop a strong business plan. Then there are really seven steps to what we do, starting with developing and managing networks of quality health care providers. We don't provide medical care to our members. We arrange and contractually arrange for that care to be provided to our members.

        Once we have those networks of hospitals, physicians and ancillary providers, we like to design plans that meet our customer needs. Once we design those plans, we have to price them right. Once we price them correctly, then we have to sell them or renew them. Once we sell them or renew them, we bill a premium. After we bill the premium, we collect the premium. And then finally we pay claims timely and accurately.

        And we believe if you do these seven steps around a core of financial and operational integrity, this is a very good business to be in. You wind up with increased satisfaction from members, associates and ultimately shareholders.

        What I would like to do in this presentation is take this business process and break it into some major components and talk a little bit more in detail.

        In terms of components, I want to talk about our business strategy. I would like to talk about the top part of our business process wheel, which is really how do we deliver customer value to our members and our customers; how do we, you know, improve our back office operations, the bottom part of our wheel, to improve profitability; talk about the core of our business processes, financial and operational integrity, and talk about our governance and control, which I think is a strength of WellPoint. And then the end result, which is profitable growth.

        In terms of our business strategy, it is really, you know, summarized by trying to leverage many of our competitive advantages. I think we have probably, you know, four very distinct competitive advantages that we try to leverage, that is our broad product offering, our diverse customer base, some pricing flexibility that we have because of our business mix, and our regional geographic focus.

        In terms of broad product offerings, this graphic tries to show the range of products that we offer to our customers. Everything from on the left-hand side indemnity, very open access care, to the right-hand side, that's standard, you know, HMO gatekeeper, you know, model product.

        The majority of our members are not on either end of this continuum of product. They are really in the middle in various types of hybrid plans. You almost look at the plans as running through a continuum of indemnity to a PPO-lite, to a PPO, to a managed PPO, to a HMO-lite, to an HMO product.

        The value proposition for our members, generally, is that as you move to the right along this product continuum, they can save money. Those are less costly plans. But the cost to them is they lose certain degrees of freedom. For example, products on the right-hand side are supported by smaller networks of doctors and hospitals, have more of the care managed. For people who value more open access, more freedom, more flexibility, they will tend to move to the left-hand side of that continuum and, you know, pay a little bit more for it. We then try to add specialty products to these medical members, like pharmacy and dental, to again increase, you know, profitability. We believe this type of choice really provides, you know, value to our members.

        Not only do we have diversity of our products that we offer, but we have a diverse customer base. We have no single customer that represents more than one-half of 1 percent of our net income. So our five largest most profitable accounts if they ever left would not have a material impact on our financial performance, although we will do everything we can not to lose our five most profitable accounts.

        This diversification is also good in terms of what most investors think of as portfolio theory. For example, you know, we do a lot of large group, we do 4.8 million large group, what we call ASO, where we don't take any insurance risk; we just administer their programs for them, you know, rent our networks to them, do some medical management, but they take the exposure on medical claims.

        We have almost 3.9 million large group lives where we sell them an insured product; we take the risk for medical claims. Then we have 1.3 million small group lives; these are employers with 50 or fewer employees. And we have the largest, you know, book of individual business, almost 1.4 million individuals, people who don't get their health insurance through an employer-sponsored plan and buy it, you know, individually.

        This type of diversification is good because not all these segments do great or poorly together. For example, in 1999 and 2000, when the economy was real strong, the individual segment, which is a significant component of our business, was not a great place to be. You know, it was not growing. Everybody was getting their health insurance through employer-sponsored plans. Unemployment was very, you know, low. But that was okay because our group enrollment was doing, you know, fine.

        All of a sudden, 2001, 2002, when the economy softened, we started seeing our group enrollment, you know, slow down, with, you know, negative in-group change as people were laid off. But then the individual segment became one of our fastest growing segments because most people when they are laid off, buying an individual policy is usually a much better alternative than COBRA coverage under an existing employer, you know, plan.

        So we like this, you know, diversity of our customer base.

        We also have, because of this customer base, a lot more flexibility in terms of pricing. What this graph tries to show in the orange bars are the timing of our large group renewals, when we have to set rates. The yellow bar is our individual and small group business, which we don't have an at really anniversary date.

        We can set, you know, rates in our individual small group business with just 60 days notice. We obviously don't do it every 60 days, otherwise we wouldn't have that size book of business. But what we do try to do is we try to time the individual and small group business renewals to not occur in the first quarter, when the vast majority of our large group renewals come in, because we don't want to be at a point where many of our, you know, competitors are if you deal just with large groups, where 60 to 70 percent of your book of business prices on January 1. We think that is a very, you know, tough thing, because one thing that you know you cannot do is you can't predict medical costs exactly. We try to get very close, and we've done a very good job of doing it, but you don't like to be at any point in time setting 60, 70 percent of your book of business based on one estimate of what you think, you know, medical costs are.

        So what we try to do is spread that 45 percent over the second, third and fourth quarters, so we have always about the same amount of our book of business always repricing every quarter, so we are constantly monitoring medical trend, constantly adjusting our manual rates, so that we make sure that we are, you know, pricing to cover medical trend. This is a big opportunity for us in terms of flexibility.

        We also believe in regional concentration. Health care is locally delivered and locally consumed, and we think there are a lot of benefits of being strong in a geographic region. First is we do get a little better network, you know, leverage. When we are the largest buyer of hospital days and doctor visits we tend to get, you know, better rates from those providers. We are more important to them, and we have better, you know, relationships with them.

        Also, there is a concept of greater actuarial precision, and that is when you have, for us, for example, seven million lives just in the State of California, our actuaries will round medical trend to a different decimal point than another company that has, say, 700,000 lives. Both of them may be statistically valid, but the level of precision that we have with that kind of concentration is better and allows us, I think, to price more accurately than some of our competition.

        Also, with that type of geographic concentration, there's more efficient, you know, marketing and operations by tight, you know, geographic coverage.

        I would like to spend a moment to talk about our growth strategy, both internal and through mergers and acquisitions. We have stated since we went public back in 1993 that our targeted growth rate in terms of earnings was 15 percent per year. Now, you know, with the economy softening, I have been getting a lot of questions from people of what has to happen to grow, you know, 15, you know, percent per year. And I think from internal growth, which is where, I think, we can get that 15 percent, I think there are four assumptions that we really have to be able to achieve to get there, you know, comfortably.

        The first is we need to grow enrollment by about 5 percent a year. And since our markets are generally growing in the 1 percent, 1 1/2 to 2 percent range, that does mean we have to capture share, and I will show you a graph later on that shows that historically, even on a same store basis, we have always been able to get this 5 percent growth, but it does require us to continue and develop new products and aggressively, you know, market it.

        The second assumption is that we will price the products to cover our medical trend. We are not looking at trying to bring our medical loss ratio, medical care ratio down. We just don't like to see it, you know, go up. Today, you know, medical cost trends are running in double digit range. I don't think, if you want to look over a three to five year, you know, range, that that is a sustainable trend. I think you will see medical inflation, you know, coming down either through product design or other changes, or just lower inflation rates. I think a more reasonable assumption for long-term medical inflation is probably in the 5 percent range, particularly if we are in a 3 or 4 percent inflationary economy.

        If we make the long-term assumption that medical cost trends are 5 percent and we price for that 5 percent, our revenue should go up 10 percent, 5 percent for enrollment, 5 percent because of pricing. If we keep the medical care ratio constant, that means our gross underwriting margin, which is premiums minus medical costs, should go up 10 percent.

        That takes us to the third assumption, that is, you know, we will manage our own administrative costs to keep our G&A cost per member per month flat. In other words, offset our own inflation with operating costs by spreading fixed costs over a larger membership base, or leveraging technology to improve productivity. Historically over the last few years we have actually taken our SG&A cost per member per month and brought it down. But if we just hold it flat, our SG&A costs will go up 5 percent, while we have a gross underwriting margin going up 10 percent. That should yield a net underwriting margin after admin costs going up about 14 percent.

        And then the final assumption is if we continue to generate cash flow in excess of our, you know, earnings, which we have done repeatedly, then through additional investment income, lower interest expense or fewer shares outstanding, depending on what we do with that cash, we will make up that 1 percent difference and we get to 15 percent growth.

        On top of that 15 percent growth, we do look opportunistically at acquisitions when they are available. We look at a lot of targets. There are really two criteria that we have to doing an acquisition, and the target has to pass both tests. One is we believe we have to be able to add value. If it's a company that we can't see how we add value and grow it, we are not interested in it. I've done, you know, hundreds of transactions in my career in different industries. I have never bought an asset and figured I created shareholder value by getting a deal done. I've never bought anything cheap enough. You only create shareholder value if you buy something and grow it and make it more profitable. So that is an absolute requirement, you know, for us.

        The second criteria is we have to buy it at a price where the expected returns are greater than our cost of capital, and that, you know, sometimes, you know, is a hurdle. If an acquisition passes, proposed acquisition passes both of those tests, we are fairly aggressive at it, and we have a track record of making them work and adding value in excess of our 15 percent growth rate.

        Many of you who saw the announcement last night that we are in the process of merging with Cobalt Corporation, which is the entity that owns the Blue Cross-Blue Shield license in the Wisconsin area, has about 800,000 medical members and a little bit over 725,000 specialty members, we think this is a very compelling transaction, offers customers a broad customer product portfolio, in a very concentrated geographic region, with a very strong brand, a Blue Cross-Blue Shield brand. It really does support our growth in the, you know, midwest, where we will now have almost three and a half million members.

        We think there are significant growth opportunities there, both in terms of, you know, increasing market share over the past number of years as Cobalt has had trouble before its recent turnaround. It used to have a 40 percent share of the Wisconsin market. Today it is less than 20 percent. We think there are opportunities to grow back to that.

        We think there is opportunity to leverage our distribution channels there, to grow more individual and small group products, like we have done in Georgia and Missouri, and additional penetration of our specialty products.

        We think that as Cobalt continues with its operational turnaround that it is in the middle of, we think there are continued opportunities for margin expansion as that turnaround continues, and we think the new management team that's at Cobalt will be a great addition to our team and actually provide additional depth, not actually dilute our management, you know, group.

        In terms of the transaction, the transaction is valued at approximately $906 million for the equity. If you count about 29 million of debt that we will assume, it will be a total price of about 935 million. 50 percent of the consideration will be in cash, that will be taxable to the recipients; 50 percent of the consideration will be in WellPoint stock, that will be tax-free. We do have a provision that guarantees Cobalt shareholders a $19 floor in terms of adjusting the stock component to the extent that our stock, you know, goes down and would yield consideration less than $19.

        We expect, you know, the merger will yield returns in terms of cash flow from operations, less capital expenditures, in excess of our cost of capital. We think that the integration risk is minimal because it's very similar to us, being a Blue plan, and we think there are very achievable revenue and cost synergies of about $30 million that we can get over the next, you know, four years. We do expect that this transaction will close by the end of 2003.

        The acquisitions that we have done, you know, have done a great job of actually diversifying our geographic profile. If you look as short as 1996, when we finally converted Blue Cross of California to for-profit status when it became a subsidiary of WellPoint Health Networks, we were a hundred percent California based. All of our members were in California. By the end of last quarter, we were down to 50 percent of our members in California. And with the Cobalt transaction, you know, we will be down to 47 percent of our business in California, and up to 25 percent of our, you know, business in that central midwest, you know, region.

        I do want to point out, though, that if you actually look at the earnings growth we have had over that period of time, from 198.5 million to 697.9 million, the vast majority of that all comes from operations we owned for over a year. I think over that period of time almost 93 percent of that growth came from assets that we owned over one year. Very few comes from acquisitions. Again, you make money by taking an acquisition and growing it.

        Let me talk now about the top part of our business process wheel, how we deliver value to our customers. And we have a couple of customers. First, the member. The member wants choice, they want access, and they want, you know, information. While I showed you that continuum product that we offer to our members, the vast majority, almost two out of three, choose to be on the left-hand side of that product portfolio, more open access products; only about a third are on the right-hand side, in more of an HMO-type of product.

        Our members, you know, want products that meet, you know, their needs, and we have come out in the last couple of years with a number of new products. For example, our Planscape plan and Flexscape plans are a portfolio of plans designed for the individual and the small group market that we created in 2001 because we thought the economy was going to soften, and we wanted to come up with a number of new lower price point plans that would be very attractive for both those people that were uninsured and for those people that, you know, were being laid off and wanted a cost-effective, you know, alternative to COBRA coverage.

        Just last year, in 2002, we offered two new products in our large group segment, our Powercare Advocate and Powerhealth Fund. Our Powercare Advocate program is an interesting program, where every one of our members gets assigned a care advocate that will help them navigate the health care system, help them find, you know, the best, you know, services, you know, for them, at the best, you know, rate. Our Powerhealth Fund is a defined, you know, contribution-type plan that has a relatively high deductible, coupled with a health reimbursement account, that, you know, members can, you know, use and puts the member more in charge of their actual purchasing decision and the economic impact of it.

        Access to care is very important for our members, and we have very broad networks. We don't have just one network in California. We have a broad network of many different providers, and we think that this is what, you know, our members, you know, want. And they want information. Increasingly, as we put more of the burden on the member to be a wiser, you know, shopper, they are accepting it but saying that's fine, but give me information where I can be a better shopper. I find it somewhat unconscionable that I can find more information about an automobile that I'm going to buy in terms of what features it has, what its maintenance and reliability is going to be and resale value, than I can about any medical procedure I'm going to undergo.

        So we are starting to provide our members with cost information. This is from our website. Any one of our members can go on the web and find out what the relative costs of different, you know, facilities, both inpatient and outpatient are. We are expanding it to physician groups in our, you know, HMO.

        But cost by itself means nothing, so we tie it also to quality indicators, and through a venture with a company called Subimo, which actually measures hospital outcomes, we are able to give them quality statistics. And this is, again, an example from our website of what you would do if you went in and, you know, needed a heart valve replacement. What that would do is if you were a resident of Los Angeles, it tells you the facilities that do that procedure, how many procedures they do a year, what is the post-surgical infection rate, what is the complication, you know, rate, and mortality rate, and other indices of quality, so people can actually access quality of care along with cost to really understand value.

        I think you will continue to see more and more enhancement of this. As we put more burden on members to make health care decisions, they will make it only if they have the right information.

        Let me talk about what employers want, because they are also our customers. They are the ones generally paying our premiums. They want tools to manage medical inflation and they like service, you know, innovation. If you look at how you manage medical inflation, there are really three ways we can manage medical inflation. We can manage it through the plan design, we can manage it through the network configuration, what doctors and hospitals support a product, and we can manage it through various health management programs.

        In terms of plan design, there is a lot of flexibility still there, because generally the average health insurance plan is still a very rich, you know, benefit plan. If you look at our average product in California, 85 percent of our PPO members have a 250 or less deductible. I think the average automobile deductible in California is almost $500. You know, people have much richer benefits when their employers are generally paying, you know, most of it. 65 percent have an office co-pay of $10 or less, and almost 90 percent of our HMO members have a hundred percent co-insurance for inpatient care.

        Little changes in the plan design can have a big impact on trend. For example, when we were coming up with these lower price plans in our Planscape plans, you know, for individuals, when we put in a branded $250 drug deductible, we immediately took the pharmacy trend from 17 percent to a negative, you know, 12 percent just in pharmacy costs in that one plan in 2001, when we implemented it. So plan design can have a big impact on the overall, you know, cost of a health plan.

        The other way we can do it is through network configuration. Increasingly, the standard method of having networks, of having, you know, primary care physicians, specialists, subspecialists, hospitals, and having broad access, is beginning to change. You are seeing new network models where we keep the broad base of primary care physicians, because everybody does want to make sure that their family physician is in our network, but as you move to more complicated and more sophisticated procedures, you are seeing us narrow those networks down more and more to really those providers that really do that, you know, type of procedure well, down to when you get into, you know, transplants, we have a very limited network of transplants, you know, centers that really are the best in the country in terms of mortality and complication rates, not because we can get the best unit cost there, but they have the lowest total cost, because we get much better results, fewer redos, fewer complications, fewer post-surgical infections.

        This is a slide that, you know, tries to demonstrate how big an impact changing the network configuration can have. I think most investors are shocked when they see this chart. What we did here is compared three very common surgical procedures, from a hysterectomy to gallbladder to a knee replacement, and we took two hospitals in Los Angeles, two hospitals in Atlanta, two hospitals in St. Louis, and two hospitals in Houston, Texas, and these are our average costs, median, you know, costs, for these procedures. One thousand percent variances between the high and low in an area.

        The thing that makes it so complicated, though, is that, you know, Hospital A is not the same hospital for all three, you know, procedures. There are very few cases where you have the high cost hospitals high cost all the way across-the-board. In many cases it could be the best hospital when it comes down to orthopedic work, because that is really what they do.

        So the challenge that we have going forward is how do we get our, you know, members to start using the more cost effective hospitals, because in almost every case, the more cost effective hospital here is also the one that has better, you know, quality. In these 12 comparisons that are on the slide, in 11 of them the Hospital B does a lot more of the procedure than Hospital A. That's why the quality is better and the cost, you know, is lower. And you are seeing products, like our Care Advocate Plan, where we try to provide a concierge to our members to help steer them to the hospital that has the better outcomes and ultimately the lower, you know, cost.

        We also think there's great opportunity in terms of health management programs. Many of you all have seen this, you know, chart, which basically says that, if you look at the right-hand side, in any given year 8 percent of our members incur 70 percent of our costs. 68 percent of our members incur 7 percent of our costs. So I think the fallacy of the old HMO model, with the tight gatekeeper, is, you know, anything you do for the 68 percent of our members that incur 7 percent of our costs is a waste of money, and it just annoys a segment of our membership that we really like, the healthy members. It doesn't take a genius to figure out that what you ought to do is try to figure out how to manage the 8 percent, not the 68 percent.

        And what's interesting is that you can do that in this business. If you go to the left-hand side of this chart, you will see that about 20 percent of our members, and that's consistent with any actuarially sound commercial, you know, population, about 20 percent of our members are members with chronic conditions here, diabetics, members with congestive heart failure, members with asthma, depression. Out of this 20 percent of our members with these chronic conditions will come seven out of eight of the high utilizers in any given year. So all of our medical management programs are really not designed around trying to manage everybody, but it's trying to manage that 20 percent with chronic conditions, where 90 percent of our high utilizers will come from.

        And we have some very good, you know, programs there. This is an example of our diabetic program, where we try to get people to take personal responsibility for their diabetes. The yellow bar shows hospital utilization for diabetic members who are in our diabetic management program. The orange bar is for diabetic members who are not in our program. And we can see dramatically improved, you know, health status by fewer hospitalizations inpatient and emergency room, you know, visits for people in our program.

        Looked at another way, in terms of just another measure of quality, average blood sugar levels, you can see we are not, because we are getting a healthy diabetic, you know, into our disease management program, the ones that come in have a baseline blood sugar of 8.8, but over a period of time, by four years, we get them very close to our targeted range, about 7 1/4 for an acute diabetic.

        So we are actually having a win-win here: The member is healthier, out of the hospital, more productive, and our diabetic members who are in this program are about 20 percent less costly than diabetic members who are not in this program.

        We have similar results for asthma and other diseases. In the case of asthma, we can show that if members will take responsibility for their asthma, use their inhalers on a prophylactic, not just episodic basis, we can actually reduce emergency room visits by up to 80 percent for a diabetic member, and save, you know, cost. But it's really getting the member engaged in managing these chronic conditions.

        The other thing that large employers, you know, want are service innovations, and we have some very, you know, sophisticated research tools to figure out what people, you know, really want, and we have done a lot of things to improve, you know, our operations, from, you know, e-business things, where our employers no longer have to fill out health insurance enrollment forms and send it to us, or fax it to us; they can go straight online, do it on their company intranet or on the Internet and change demographics, eliminate a lot of paperwork. We have, you know, virtual call centers. We can do almost over 80 percent of our calls resolved on the first call. And in some of our, you know, areas, like even in California, where there are significant rural areas, we have a very sophisticated telemedicine program which actually allows complicated specialist visits to occur, you know, in a rural area, in a primary care physician's, you know, office. And we actually reimburse for that, and it's been a very successful program.

        Let me turn to the bottom part of our business process we want to talk about, what we are doing in terms of improving our efficiency, primarily around the whole claim submission and processing process. I get a lot of questions, because our big focus has been on trying to pay our claims faster, and people ask why do you want to pay a claim faster? I think there are three good reasons for it.

        One is it does improve our relationships with doctors and hospitals. We tend to have generally in our geographic area some lower rates, and so the best thing that we can do is we're going to get the best rates, plus be the best to deal with in terms of timely payment of their claims, and maintain those relationships.

        Also, it gives us more timely data for actuarial analysis. Less of our medical, you know, claims are imputed or incurred but not reported, more of them are actually paid, and it gives us better feel and a more timely feel for what's happening with medical trend.

        And, finally, we think it dramatically lowers our administrative costs. We were getting to the point where if it takes too long to pay a claim, you get multiple claims from providers. A couple of years ago we were processing over two and a half doctor claims just to pay one, and it cost us the same amount to process a duplicate than to actually process one and pay it. We have cut that down dramatically, and that's been a major improvement in our SG&A, you know, ratio.

        We are trying to re-engineer the whole claim submission process. If you look at the, you know, process, there are, you know, three important dates. One is the date our member received service. The second date is the date that we are actually in receipt of a clean claim that we can process. And then, finally, there's the date that we actually pay it. In this process, the big time frame is the time it takes from service to receiving a clean claim. Once we get a claim in-house, we can generally pay it in about five or six days. That is our average. However, it can take up to 50 days to actually get that clean claim in.

        And the reason is because there's a lot of back and forth, I mean, where claims get denied. You would not believe the number of claims we get from obstetricians for a normal vaginal delivery on a male. And it's simply because the insured is the husband at the employer, and when the office staff of the doctor fills out the form they put the insured down where the patient is. And, you know, our claim systems are smart; they won't pay for a vaginal delivery for a male. They will, you know, kick it out, and return it, and then the doctor's office will go, oh, gee, of course I put the insured down where the patient should have been, they will correct it, they will send it to us, and then it will pass, you know, through.

        When we do things like, you know, electronic data interchange, and do more electronic commerce with these doctors, those edits can go in up front. If that doctor's office is going to send that claim electronically and actually swaps the patient and the insured's name, it won't take right there. They will know they have it wrong at the time they submit it, they will correct it, and, you know, we will get a clean claim much faster. And we are trying to do things like that, improve our electronic submission with better, you know, edits, try to do some education, you know, with providers, to help them submit, you know, claims more accurately. And then we are also trying to do things, you know, within our own shop in terms of improved auto-adjudication rates and, you know, associate training, once we get the claim in-house to even pay it, you know, faster.

        Let me talk a little bit about, you know, governance and control in our management process, because it is a key reason why, you know, we have had such consistent financial performance.

        In terms of corporate governance, even before Sarbanes-Oxley and before New York Stock Exchange rules, we met virtually all recommended best practices. We have a nine-member board of directors. Eight of them are independent. Only Leonard Schaeffer, our chairman and CEO, is the only insider on it. Our audit, compensation, nominating and governance committee are comprised entirely of independent directors, and have been. And each committee has a charter.

        And, more importantly, each committee has the appropriate skill mix. If you look at our audit committee, I feel, you know, blessed. We have the former chairman and CEO of Merrill Lynch on the audit committee. We have the former CFO of the Southern Company, a big public utility Phelps, a big mining company, another CPA on the audit committee. And we have, you know, Bucky Bush, who was a bank president in St. Louis and now, you know, runs money on a private, you know, basis. Four very sophisticated financial, you know, executives that I find to be a great help, you know, to me.

        Our management process is also very sophisticated. Every year we do a three-year plan at the beginning, first half of the year, and second half of the year. We turn that first year into an annual plan. And then we do detailed monitoring throughout. Our annual plan actually doesn't have just, you know, monthly and quarterly performance metrics, but in many cases has weekly and daily performance metrics that we are expected to monitor. Every month we do a hard close and we, you know, review performance, and we expect anybody who is not on plan to have correction action plans to get back to plan, and every quarter we reforecast, you know, where we are and where we're going in terms of what the impact of those corrective action plans are.

        I think this more detailed analysis is what has created and allows us to continue to meet our commitments to our shareholders.

        Finally, as a result of this business process, you know, we have experienced, you know, profitable growth. If you look at our membership growth, we have grown from 2.8 million members in 1996 to over 13.4 million, almost 13.5 million members by the end of the first, you know, quarter. I think the important number, though, is, because that has a lot of acquisitions in it, are the yellow numbers at the bottom. That's our California membership growth. And that's basically the same store growth, because we haven't bought anything in California. And even in a very mature, highly competitive market like California, every year we have been able to exceed our 5 percent, you know, growth target in terms of enrollment growth. That enrollment growth has yielded, you know, strong growth in revenues. Since

1996 our compound annual growth rate in revenues is 28 percent, and our, you know, income from continuing operations has well exceeded our 15 percent target on a compounded annual growth rate of 22 percent.

        More importantly, this business runs off and throws off strong cash flow. Since 1996 we have reported 2.6 billion in net income, but we have also reported 4.8 billion in operating cash flow, less capital expenditures. So we throw off significantly more cash flow than net income.

        If you look at what we have done with that cash flow since 1996, we bought back $1.2 billion of our common stock, we have completed seven acquisitions for $1.4 billion in cash. Yet cash and investments on our balance sheet have still increased by $5.1 billion, and we have reinvested almost 440 million in plant, property and equipment, almost all of it in our data systems and applications. The average depreciable life of our depreciable assets is about three years.

        Finally, I would like to conclude with why I think WellPoint is a compelling investment. I have three reasons.

        First is it's in the health care industry. Health care is 14 percent of the Gross Domestic Product, and it's going to grow faster than the overall economy. Some estimates have it growing over the next, you know, five to ten years to 17 percent of our Gross Domestic Product, as demographics make health care, you know, more important.

        This is an industry that's becoming, you know, that's consolidating, becoming much more rational in terms of its pricing, and I think there are significant opportunities in the future going after the uninsured, health care, you know, information processing, and our specialty new products.

        I think the health care industry is a great place to be invested over the next ten years. This will be the growth industry in the United States.

        The second reason is I think our performance within this industry has been strong. We have membership growth, we have diverse products and customers, aren't reliant on any one customer or any one product, we have very strong market share in our targeted geographies. In an industry that's consolidating, we have a successful track record of M&A integrations. We have had very consistent financial performance because of our strong actuarial expertise and discipline, and I think we have one of the best management teams in our, you know, industry.

        And, finally, I think our valuation is compelling. Even though we have had consistent growth in both revenues and earnings per share, we generate cash flow better than net income, we have a very strong and liquid balance sheet with over $7 billion in cash and investments, we still trade at a P/E multiple that's less than the S&P 500.

        When you put all three of those factors together, again, I think that WellPoint makes a compelling investment.

        And with that, I would be happy to open it up for any questions that exist.

MS. WILSON:    Great. As I mentioned earlier, just write your questions down on the index cards and someone will come by and pick them up.

        While we are doing that, I will go ahead and throw out the first question.

        I was wondering if you could comment on how it is that you expect to be able to consistently grow enrollment, say 5 percent a year, in more or less, you know, a zero sum game market over time, particularly should competitors get price aggressive in your markets.

MR. COLBY:    Well, I think that's a, you know, good question. I think some people do believe that this, you know, health insurance is a zero sum game. And I think for the large plans, if you look at the ten, you know, largest insurers, it's not been a zero sum game over the last, you know, five or six years. Those plans have gone—the top ten plans today, that insure about 40 percent of the commercial population, just, you know, six years ago insured only a little bit over 20 percent of the, you know, population. And what's happening is the number of people that were in this business is slowly shrinking. I look at California, for example.

        Just six years ago, when I started at WellPoint, we used to have FHP bidding. They are now of PacifiCare. We used to have Foundation bidding; they are now part of HealthNet. We used to have Prudential bidding; they are now part of Aetna. Tenet Healthcare used to bid. They had a big HMO in the central part of the state. They got out of that business to focus, you know, just on hospitals.

        We have had Maxicare, Tower Health, Health Plan of the Redwoods, Lifeguard, all go bankrupt and insolvent. This is becoming an industry where you have to have size and scope. I mean, we are no longer just a group purchasing plan for employers to buy, you know, hospital and doctor services. Look at what we are doing in terms of clinical management, having had information available to our members with, you know, online capabilities. You know, unless you have scale, you are not going to survive in this business, and I think you are going to continue to see significant consolidation. The top ten plans, which insure 40 percent of the population today, I think over the next five years may be up to 50, 60 percent of the population.

        So I don't think it's a zero sum game for the large plans. I think it is maybe in terms of the overall market, but we are going to, you know, drive smaller plans out. I think there are some other great opportunities. There's 40, you know, some-odd million Americans that are uninsured. But that's not, you know, a—it is a problem that ought to be fixed. There's, you know, something like five million, six million of those actually qualify for federal and state programs. They are just not enrolled. We've got to get them enrolled, find ways to get them, you know—they are already eligible. We have got to get them in those, you know, government programs. And then there's, you know, almost another 18, you know, million of them that have family incomes greater than, you know, 300 percent of the federal poverty guidelines. They can afford health insurance; they just don't see the value, you know, in it, and we've got to create plans that make them, you know, feel like there's value, because their employers generally don't, you know, provide it. So the uninsured is, you know, there's only a real small component of that, you know, 42, where I think they don't qualify for a federal program and they really don't have the income level to, you know, spend on health insurance. And that's one where we've got to have a convergence of public and private.

        And, you know, this is also an industry where, you know, even the big guys, you know, we are always finding at least one that's having some sort of, you know, problems, and we've been able to take advantage of.

        So I think there are, you know, lots of opportunities. I think we've got to stay focused on, you know, those business pluses and make sure we have good networks, you know, good discounts, good products that meet people's needs, more innovative products, and I think we're there. I think, you know, we will have a track record of continuing to grow.

MS. WILSON:    No surprise, lots of questions about the Cobalt deal. Kind of starting to run through, what is the cash-on-cash return expected for this deal, and can you also comment about is it accretive to "04 EPS, neutral, what have you?

MR. COLBY:    Our parameter that we have, you know, stated, is for our acquisitions we would like to get a, you know, 15 percent pre-tax, you know, return. And that's, you know, cash on total, you know, price. And I think, you know, we will be able to get there, you know, within the, you know, first year, on that transaction.

        In terms of, you know, accretion/dilution, we believe, because of some of the integration costs, the first year of the transaction may be relatively neutral to our earnings per share, and we would continue with our guidance for 2004 of about 6.30 to 6.35 in terms of earnings per share. And then in 2005 we think we will have our normal 15 percent growth rate, plus about five or ten cents of accretion from the Cobalt transaction.

MS. WILSON:    Okay. And can you also comment on deal synergies ultimately expected from Cobalt, both in terms of cost savings versus revenue increase?

MR. COLBY:    We will get both, you know, revenue synergies and cost synergies. The total magnitude that we anticipate will be around $30 million, spread probably over a four-year period of time. I mean, it's a little bit longer spread out than we have seen on other transactions because some of the areas where we would get savings, such as in the systems area, they have outsourced to others, for example, the South Carolina Blue plan provides a lot of their data processing, you know, services. That contract has a few years left on it. We will augment, you know, that system with some of ours, but we won't really be able to get out of it for a couple of years, and that will slow down some of the synergies there.

        We obviously will have cost synergies in terms of reducing, you know, some duplication in terms of corporate overhead in that we don't need two public, you know, company structures. And, you know, I think that, you know, you will see, as we bring some other services that they outsource, like medical management, you know, in-house, we can do that at a better, you know, savings over time.

        I think there will be some very good revenue synergies, you know, there, because they, as we have seen in Georgia and Missouri, when we take some of the individual and small group plans that we have in California, we have to modify them slightly to fit the local environment and make sure that the regulator there, you know, approves them, we have seen very strong growth there. We think there are some very unique individual small group and senior products that will do well in the Wisconsin area.

        We also think that our PBM will be able to better penetrate the Cobalt, you know, membership. We are generally the PBM for the PPO products, but for most of the HMO, you know, lives, they use other PBM's, and we will replace those, you know, with the WellPoint Pharmacy Management. And they do not use our mail order facility, and I think we will try to convert that.

        We also have, you know, penetration of their membership with additional life and dental products. They have a strong dental membership in their specialty products, which will align very well with our, you know, dental products.

MS. WILSON:    One last question on the Cobalt before we move on to other stuff. Do you plan to increase share buyback to offset dilution from the shares issued to purchase Cobalt?

MR. COLBY:    You know, we will consistently, you know, look at share buyback as we, you know, generate cash flow. As I've said, since 1998, end of 1998, when we started our share buyback program, we bought back over $1.2 billion of our common stock, and we will continue to look at that.

        Again, we think that this is an industry that will continue to consolidate. I think there will be, you know, other opportunities for us. I think we have structured this transaction that gives us flexibility where, if we so desire, we can, you know, buy back stock, although we do have to be careful in the short-term not to cause the transaction to become taxable for the stock component. But it does really preserve our balance sheet to take advantage of, you know, opportunities in the future that I think are going to be available, too.

MS. WILSON:    Where does WellPoint sit in regards to dividends in light of the tax change?

MR. COLBY:    Historically, you know, our board has always looked at—we consider dividends every year. Every year our board has made a decision that they would rather, you know, continue with the stock buyback, you know, program. One of the reasons was for tax, you know, reasons. The other reasons are because we are, you know, in an acquisition mode or growth mode, that we certainly have a lot more, you know, flexibility through stock buybacks than through a, you know, a committed dividend. In light of the changes in the tax law, where there's no longer a preference taxwise for some of our shareholders in a buyback, I think that's something that our board will seriously consider going forward. I just can't comment on whether we would do it or not.

MS. WILSON:    Why do you believe that the rate of increase in medical cost is declining? Why is medical cost growth decelerating, in your opinion?

MR. COLBY:    Well, the first thing, I think, you know, that we would want to say is that I'm not sure that we are a company yet that has put a flag in the ground and said that medical inflation is coming down. Clearly, if you do a line of medical inflation over the last three years, this year seems to be flattening out and not going up at nearly the rate that medical inflation had been going up. But we are seeing right now more of a flattening than an actual decline, although I think there are signs out there that will tend to, you know, more likely bring it down than increase it. I think there are various, you know, reasons for it. Some of it being, you know, pharmaceuticals coming off of patent, the growth in generic drugs that we have had that's been able to bring pharmacy inflation down. I think within the hospital, you know, community, a number of years ago, when health care costs weren't a big issue, hospitals didn't mind being in the front page of the newspaper arguing with us over, you know, rate increases. Now, when people are concerned about the rate of increase in health care cost, you know, we sort of have the moral high ground, not the hospitals. I think the tone of negotiations is quite a bit different, because when everybody is concerned about the affordability of their health insurance, the local hospital does not want to be on the front page of the paper, you know, asking for rates of increase much more than what inflation, you know, is. And I think that that is an important, you know, difference.

        It's interesting, you go back a number of years ago, and get a paper like USA Today which I think is, you know, an average, you know, general, you know, newspaper, it used to talk about, you know, health care, you know, cost rising because premiums were going up. A couple you know, health care premiums are going up because hospital costs and pharmaceutical costs are going up. And that's a very subtle, you know, difference. But it does show that, you know, people do understand that, despite double digit premium increases, our medical loss ratio has actually increased slightly, not gone down.

MS. WILSON:    With the recent number of acquisitions that you have done, could you comment on where you are in the integration of those acquisitions, what remains to be done, and specifically how many IT platforms do you still have?

MR. COLBY:    That's a good question. In terms of, you know, integration of the, you know, acquisitions that we have, you know, done, I would say we are, you know, pretty close to complete on just about, you know, every one.

        In terms of the IT, you know, platforms, I mean, when we've done historically is when you take a smaller, you know, plan, like Rush Prudential, or Methodist Care, or even Precision RX, our mail order facility, we crunch it into our existing, you know, systems, you know, very quickly, and their legacy systems are gone.

        With Blue Cross-Blue Shield of Missouri, and Blue Cross-Blue Shield of Missouri, they still have their legacy claim system, but we have totally surrounded that, you know, system with our front end and back end, so that from a, you know, from customer point of view, or from a management point of view, it might as well be on our system. We have avoided all the disruption of potentially doing a large, you know, conversion. We will at some point, you know, when the time is right, move them to, you know, our systems. All of Blue Cross of California, all of our national business with UniCare, is on a common system, although we actually have a slightly different system for individuals an small groups versus large groups because those are different, you know, products. So you could say those are two platforms, but they are very integrated two platforms that share provider database, they share medical management, you know, capability.

        So a lot depends on what your definition on that card is of what a platform is.

        The important thing is that every one of our integrations on day one, they are on our general ledger system, we get them on our payroll system, and we get whatever source system they have feeding our corporate databases, our actuarial data warehouse, our executive information system, because we want to be in control. And day one on, you know, Missouri even, and it will be the same way with Cobalt on day one, if you're an actuary sitting in our corporate office, you will see the exact same data for Blue Cross-Blue Shield of Missouri or Blue Cross-Blue Shield of Wisconsin that you see for Blue Cross of California. You would not know that it actually came from a slightly different system, because we have to have the information to manage our business in a standard way.

MS. WILSON:    Last question. On the pricing front, what do you do or say to employers when they basically want to push back on a rate increase, and to what extent are you seeing more aggressive pricing actions by competitors in your markets?

MR. COLBY:    The second question, I think, you know, overall I think, you know, the pricing environment, you know, seems to be pretty good. I mean, I think one of the things that all the consolidation in the health care, you know, in the managed care industry has done, it has raised the average IQ, if there is such a thing as an average IQ of a health plan, you know, dramatically. I think some of the, you know, larger plans have gotten smarter at things like pricing and plan design, and I think a lot of the dumb players have just gone out of the business, and that raises the average.

        In terms of employers, I mean, what our goal is we provide them a range of alternatives. I mean, our average customer in California this year is paying a little bit over a 10 percent rate increase. But every one of those customers, and I will underline just about every one of them, could have no rate increase if that's what they wanted. They wouldn't have been able to keep the exact same plan design. They may have had to change the network of doctors and hospitals to support the product, or they may have to commit to more, you know, health management, you know, programs. But they could have had, you know, no rate increase. They have chosen more to, you know, not make minimal changes, a lot less changes than we thought, you know, they would make.

        I think that is not a, you know, ongoing trend. I think over time, you know, we are going to have to see, you know, more changes, you know, in the plans, and we have some fairly innovative plans that help try to, you know, reduce, you know, medical costs without just putting the burden, you know, on the employee, because I don't think that's necessarily fair, either.

MS. WILSON:    All right. That's it. Thank you very much.

MR. COLBY:    Thank you all very much. Appreciate your coming.

(Applause.)